New Jersey Mining Company

201 N. Third Street

Coeur d’Alene, ID 83814

208-503-0153 [Phone]

dsteiner@newjerseymining.com [EMAIL]

July 2, 2014

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:

New Jersey Mining Company

Amendment No. 2 to Registration Statement on Form 10

Filed June 4, 2014

File No. 000-28837

Dear Mr. Reynolds:

Following are responses to the SEC’s comments emailed to our office on June 20, 2014 relating to the Company’s Amendment No. 2 to Registration Statement on Form 10 filed June 4, 2014. We have discussed our planned responses with internal staff and with our auditors and submit the following responses. I believe we have responded fully to the comments made by SEC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

1.

We reissue comment 9 in our letter dated May 8, 2014. Please briefly describe the cause of the increase or decrease for each year-to-year comparison. For example, please briefly describe the “decreased contracting services” which resulted in the decline in revenue from 2012 to 2013, the “renewed activity with joint venture partners,” the “receivable on Custom Milling,” and what “remaining inventory was sold.” In that regard, please briefly clarify your relationship with Tara Minerals.

Response: We have expanded our descriptions and details of the causes for increases and decreases in the changes for the year to year comparisons and provided clarification of our relationship with Tara Minerals.

Liquidity and Capital Resources, page 12

2.

 We reissue comment 12 in our letter dated May 8, 2014. Please quantify your cash balance as of a recent practicable date. In that regard, it appears that you provide a gross number on page 13.

Response: We added a cash and cash equivalents balance as of June 30, 2014, the most recent practicable date.

3.

We reissue comment 13 in our letter dated May 8, 2014. Please revise to include a brief narrative discussion of your liquidity requirements in quantified terms on both a short-term (i.e., 12 months) and long-term basis. See Instruction 5 to Item 303(a) of Regulation S-K.

Response: We have revised to include a brief narrative discussion of our liquidity requirements in quantified terms.

Recent Sales of Unregistered Securities, page 38

4.

We note your response to comments 20 and 22 in our letter dated May 8, 2014 that the March 5, 2013 issuance was a reissuance of previously held shares by an existing shareholder. Please disclose all the information required by Item 701 of Regulation S-K for this issuance of shares. In that regard, please note that Item 701 of Regulation S-K requires disclosure of sales of reacquired shares.

Response: With respect to the March 5, 2013 share transaction in question, the shares were originally issued to shareholders of Gold Run Gulch Mining Company (GRMC) when the Company merged with GRMC in 2002. Common shares were issued to the shareholders of GRMC, as a group, who had failed to exchange their GRMC shares at the time of the merger in October of 2002. However, once these shareholders contact the Company and deliver a GRMC stock certificate, as was the case in this March 5, 2013 transaction, their portion of shares are transferred from Gold Run Gulch Mining Company into the their name. “Reissuance” was not the proper description of the transaction, but merely a transfer.

5.

For the sale of unregistered securities on October 1, 2011 and April 16, 2011, please identify the persons or class of persons to whom the securities were sold. Refer to Item 701(b) of Regulation S-K. For the October 1, 2011 sale, also state the nature of services provided as consideration. Refer to Item 701(c) of Regulation S-K.

Response: We have identified the class of persons to whom the securities were sold and for the October 1, 2011 sale stated the nature of the services provided.

Exhibits

6.

We note that you are no longer filing the Commercial Lease Agreement, dated May 3, 2013, or the Mineral Lease Agreement, dated September 12, 2012, as exhibits to your registration statement. Please advise us why you believe these agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K or file the agreements as exhibits to your registration statement.

Response: We have filed the agreements as exhibits 10.7 and 10.8 to our registration.

Closing Comments

In accordance with the Staff’s request, we acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

Sincerely,

/s/ Delbert Steiner

_______________________________________

By: Delbert Steiner

Its: Chief Executive Officer